UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of August 2017

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _______

On August 16, 2017, P.V. Nano Cell Ltd. (the “Issuer”) entered into a definitive securities purchase agreement (the “Agreement”) with certain purchasers identified on the signature pages thereto (each, including their successors and permitted assigns, a “Purchaser” and collectively, the “Purchasers”), pursuant to which the Issuer agreed to issue and sell to each Purchaser, and each Purchaser, agreed to purchase convertible promissory notes (the “Notes”) in the an aggregate principal amount of US$333,333, along with Ordinary Share Purchase Warrants of the Company (the “Warrants”).

The Notes include a 10% original issue discount on the consideration paid and bear interest at 6%. The Notes mature on October 16, 2018, and may be converted by each Purchaser following the issuance of the Notes, subject to the terms of the Notes. The Issuer may require mandatory conversion of the Notes, subject to the terms of the Notes.

The Warrants delivered to each Purchaser permit such Purchaser to purchase during the term of the Warrant, a number of Ordinary Shares as may be purchased by the full amount of such Purchaser’s Note as of the Closing Date, at a price of $1.20 per Ordinary Share.

Capitalized terms not defined herein shall have the meaning assigned to them in the Agreement. Copies of the Agreement, the Note and Warrant are attached hereto as exhibits.

2

Exhibit Index

Exhibit No.	Description

10.1	Securities Purchase Agreement dated August 16, 2017 by and between P.V. Nano Cell Ltd. and each purchaser identified on the signature pages thereto
10.2	Convertible Note dated August 16, 2017 issued by P.V. Nano Cell Ltd. to Alpha Capital Anstalt
10.3	Ordinary Share Purchase Warrant dated August 16, 2017 in favor of Alpha Capital Anstalt

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: August 22, 2017	By:	/s/ Fernando de la Vega
		Name:	Dr. Fernando de la Vega
		Title:	Chief Executive Officer

4